Exhibit 16.1
                                  ------------





December 2, 2005



Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

         We have read the statements included under Item 4.01 of Form 8-K/A dated November 2, 2005 of RemoteMdx, Inc. and have the following comments:

         1. We agree with the statements made in the first (except that we are not in a position to agree or disagree with the Company's statement that our dismissal was authorized and approved by the audit committee of the board of directors), second, third, fourth, and sixth paragraphs of Item 4.01(a).

         2. We have no basis on which to agree or disagree with the statements made in the fifth paragraph of Item 4.01 (a) or any part of Item
              4.01 (b).



Very truly yours,

/s/  Tanner LC
Salt Lake City, Utah